Exhibit 99.9

UNITED UTILITIES PLC
SALE OF GREEN ENERGY BUSINESS

United Utilities PLC has agreed to sell its green energy operational assets for £63 million in cash to Novera Macquarie Renewable Energy Limited, a company jointly owned by Novera Energy and Macquarie Bank of Australia.

The sale consists of 40 green energy projects, with a total generating capacity of 72.7 megawatts that includes 29 landfill gas sites, 10 small-scale hydropower sites and 1 mine gas site.

Chief Executive of United Utilities, John Roberts, said:

"We have been exploring the possibility of refinancing our green energy assets for some time. During the process we received a great deal of interest from parties who were seeking to buy our renewable portfolio.

“It became clear that a sale to release capital, which could then be better deployed elsewhere in the business, was in the best interest of our shareholders. Our expertise within our United Utilities Contract Solutions business is in the development and operation of assets, not necessarily their ownership.

"United Utilities continues to be the leading utility infrastructure outsourcing company in the UK, where it operates significant contracts with Welsh Water and Scottish Water, and has recently been named as preferred bidder to operate the North of England gas distribution network."

For further information please contact:

Simon Batey, Finance Director	+44 (0) 1925 234000
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309